File No. 812 -

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE INVESTMENT

COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THAT ACT PERMITTING CERTAIN JOINT

TRANSACTIONS OTHERWISE PROHIBITED

BY SECTION 57(a)(4) OF THAT ACT.

TRIPLEPOINT VENTURE GROWTH BDC CORP., TPVG VARIABLE FUNDING COMPANY LLC, TPVG INVESTMENT LLC, TPVG ADVISERS LLC, TRIPLEPOINT CAPITAL LLC, TPC SUB HOLDCO LLC, TPC CREDIT PARTNERS 1 LLC, TPC CREDIT PARTNERS 2 LLC, TPC CREDIT PARTNERS 3 LLC, TRIPLEPOINT FUNDING COMPANY LLC, TRIPLEPOINT FUNDING COMPANY II LLC, TRIPLEPOINT FUNDING COMPANY III LLC, TRIPLEPOINT FUNDING COMPANY IV LLC, TRIPLEPOINT FUNDING COMPANY V LLC, TRIPLEPOINT VENTURES LLC, TRIPLEPOINT VENTURES 2 LLC, TRIPLEPOINT VENTURES 3 LLC, TRIPLEPOINT VENTURES 4 LLC, TPC GLOBAL CREDIT PARTNERS 1 LLC

2755 Sand Hill Road, Suite 150, Menlo Park, California 94025

(650) 854-2090

All Communications, Notices and Orders to:

James P. Labe

Sajal K. Srivastava

TriplePoint Venture Growth BDC Corp.

2755 Sand Hill Road, Suite 150, Menlo Park, California 94025

(650) 854-2090

Copies to:

Clifford R. Cone, Esq.

Andrew S. Epstein, Esq.

Leonard B. Mackey, Jr., Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

Tel: (212) 878-8000

Fax: (212) 878-8375

June 26, 2015

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: )
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TRIPLEPOINT VENTURE GROWTH BDC CORP., TPVG VARIABLE FUNDING COMPANY LLC, TPVG INVESTMENT LLC, TPVG ADVISERS LLC, TRIPLEPOINT CAPITAL LLC, TPC SUB HOLDCO LLC, TPC CREDIT PARTNERS 1 LLC, TPC CREDIT PARTNERS 2 LLC, TPC CREDIT PARTNERS 3 LLC, TRIPLEPOINT FUNDING COMPANY LLC, TRIPLEPOINT FUNDING COMPANY II LLC, TRIPLEPOINT FUNDING COMPANY III LLC, TRIPLEPOINT FUNDING COMPANY IV LLC, TRIPLEPOINT FUNDING COMPANY V LLC, TRIPLEPOINT VENTURES LLC, TRIPLEPOINT VENTURES 2 LLC, TRIPLEPOINT VENTURES 3 LLC, TRIPLEPOINT VENTURES 4 LLC, TPC GLOBAL CREDIT PARTNERS 1 LLC )

APPLICATION FOR AN ORDER UNDER

SECTIONS 57(a)(4) AND 57(i) OF THE

INVESTMENT COMPANY ACT OF 1940

AND RULE 17d-1 UNDER THAT ACT

PERMITTING CERTAIN JOINT

TRANSACTIONS OTHERWISE

PROHIBITED BY SECTION 57(a)(4) AND

RULE 17d-1 OF THAT ACT

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2755 Sand Hill Road, Suite 150)
Menlo Park, California 94025)
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File No. 812 -)
Investment Company Act of 1940)
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The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder,1 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4):

•	TriplePoint Venture Growth BDC Corp. (the “Company”),

[1]	Unless otherwise indicated, all section references herein are to the provisions of the 1940 Act, and all rule references herein are to rules promulgated under the 1940 Act.

•	TPVG Variable Funding Company LLC and TPVG Investment LLC, wholly-owned subsidiaries of the Company (collectively, the “Existing Company Subsidiaries”). Each of the Existing Company Subsidiaries is also a Wholly-Owned Investment Subsidiary (as defined below),

•	TPVG Advisers LLC, the Company’s investment adviser (the “BDC Adviser”),

•	TriplePoint Capital LLC (“TriplePoint”) and its wholly-owned or majority-owned subsidiaries set forth on Schedule A hereto (collectively, with TriplePoint, the “TPC Companies”). The TPC Companies may hold various financial assets in a principal capacity (in such capacity, “Existing TPC Proprietary Accounts” and, together with any Future TPC Proprietary Account (as defined below), the “TPC Proprietary Accounts”), and

•	Investment funds and other vehicles affiliated with TriplePoint set forth on Schedule A hereto, each of which is an entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (collectively, including the TPC Proprietary Accounts, the “Existing Affiliated Investors” and, together with the Company, the Existing Company Subsidiaries and the BDC Adviser, the “Applicants”).

In particular, the relief requested in this application (the “Application”) would allow a Regulated Fund2 (or a Wholly-Owned Investment Subsidiary, as defined below) to participate together with one or more other Regulated Funds (or a Wholly-Owned Investment Subsidiary) and/or one or more Affiliated Investors3 in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Section 57(a)(4) and the rules under the 1940 Act (“Co-Investment Program”). For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which a Regulated Fund (or any Wholly-Owned Investment Subsidiary) participated together with one or more other Regulated Funds (or a Wholly-Owned Investment Subsidiary) and/or with one or more Affiliated Investors in reliance on the Order and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which a Regulated Fund (or any Wholly-Owned Investment Subsidiary) could not participate together with one or more other Regulated Funds (or a Wholly-Owned Investment Subsidiary) and/or one or more Affiliated Investors without obtaining and relying on the Order.

A Regulated Fund may, from time to time, form a special purpose subsidiary (a “Wholly-Owned Investment Subsidiary”) (a) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (b) that is wholly-owned by the Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the Regulated Fund’s Board has the sole authority to make all determinations with respect to the Wholly-Owned Investment Subsidiary’s participation under the conditions to this Application; (d) that does not pay a separate advisory fee, including any performance-based fee, to any person; and (e) that is an entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. A Wholly-Owned Investment Subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Investor because it would be a company controlled by the Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1 of the 1940 Act. Applicants request that a Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no

[2]	The term “Regulated Funds” means the Company and any future closed-end investment companies (each, a “Future Regulated Fund”) that (a) are registered under the 1940 Act or have elected to be regulated as a business development company (“BDC”) under the 1940 Act, and (b) will be advised by the BDC Adviser or an investment adviser controlling, controlled by or under common control with the BDC Adviser (each, a “Future Controlled Adviser”). The term “Advisers” means the BDC Adviser and any Future Controlled Advisers (each, an “Adviser”).
[3]	“Affiliated Investor” means (a) any Existing Affiliated Investor; (b) any Future TPC Proprietary Account; or (c) any Future Affiliated Investor. “Future TPC Proprietary Account” means a direct or indirect, wholly- or majority-owned subsidiary of TriplePoint that is formed in the future and, from time to time, may hold various financial assets in a principal capacity. “SBIC Subsidiary” means an entity that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company (an “SBIC”). “Future Affiliated Investor” means an entity (a) affiliated with TriplePoint (for purposes of Section 57(a)(4) and Rule 17d-1) or whose investment adviser is an Adviser; (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act; (c) will have an investment objective and strategies similar to those of the Company or an Existing Affiliated Investor; and (d) is not a subsidiary of a Regulated Fund.

purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Subsidiary. The Regulated Fund’s Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Regulated Fund’s Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Subsidiary.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.4

All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Application.

I.	GENERAL DESCRIPTION OF APPLICANTS

A.	The Company

The Company was organized under the General Corporation Law of the State of Maryland on June 28, 2013 and is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the 1940 Act.5 The Company has filed a registration statement on Form 8-A under the Securities Exchange Act of 1934, as amended (the “1934 Act”), two registration statements on Form N-26 (the “Registration Statements”) under the Securities Act of 1933, as amended (the “1933 Act”), and a notification of election to be subject to Sections 55 through 65 on Form N-54A. As a BDC, the Company is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. In addition, the Company has made an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. The Company is an “emerging growth company” under the Jumpstart our Business Startups Act of 2012, as amended. The Company’s principal place of business is 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025.

The Company’s investment objective is to maximize total return to stockholders primarily in the form of current income and, to a lesser extent, capital appreciation, by primarily lending to venture growth stage companies focused in technology, life sciences and other high growth industries backed by TriplePoint’s (the Company’s sponsor) select group of leading venture capital investors. The Company originates and invests primarily in loans that have a secured collateral position and are used by venture growth stage companies to finance their continued expansion and growth, equipment-secured debt financings and, on a select basis, revolving loans. In many cases, the aforementioned loans are accompanied by equity “kickers” in the form of warrants or direct equity investments.

The Company has a five-member board of directors (the “Board”) of which three members are not “interested persons” of the Company within the meaning of Section 2(a)(19) (the “Independent Directors”). No Independent Director will have a financial interest, other than by virtue of the ownership of securities of the Company, in any Co-Investment Transaction.

B.	The BDC Adviser

The BDC Adviser, a wholly-owned subsidiary of TriplePoint, is organized as a Delaware limited liability company and is registered with the Commission as an investment adviser pursuant to Section 203 of the Investment

[4]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).
[5]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.
[6]	The Company’s Registration Statements on Form N-2, File Nos. 333-191871 and 333-197089, were declared effective by the Commission on March 5, 2014 and March 26, 2015, respectively.

Advisers Act of 1940, as amended (the “Advisers Act”). Subject to the overall supervision of the Board, and in accordance with the 1940 Act, the BDC Adviser manages the day-to-day operations of, and provides investment advisory and management services to, the Company pursuant to the investment advisory agreement by and between the BDC Adviser and the Company (the “Investment Advisory Agreement”). The BDC Adviser has entered into a staffing agreement with TriplePoint, the Company’s sponsor, under which TriplePoint makes its investment and portfolio management and monitoring teams available to the BDC Adviser (the “Staffing Agreement”).

C.	Existing Company Subsidiaries

1. TPVG Variable Funding Company LLC

TPVG Variable Funding Company LLC was organized as a limited liability company under the laws of the state of Delaware on October 28, 2013. TPVG Variable Funding Company LLC is a wholly-owned subsidiary of the Company established for utilizing the Company’s revolving credit facility.

2. TPVG Investment LLC

TPVG Investment LLC was organized as a limited liability company under the laws of the state of Delaware on September 4, 2014. TPVG Investment LLC is a wholly-owned subsidiary of the Company established for holding certain of the Company’s investments.

D.	TriplePoint

TriplePoint, sponsor to the Company, was organized as a limited liability company under the laws of the state of Delaware on January 21, 2003. TriplePoint is a leading global financing provider devoted to serving venture capital-backed companies with creative, flexible and customized debt financing, equity capital and complementary services throughout their lifespan. Since the launch of its investment platform in 2006 through December 31, 2013, TriplePoint has raised approximately $1.25 billion of capital commitments from investors, which may be increased to approximately $1.75 at the option of one of TriplePoint’s existing institutional investors, and secured approximately $1.4 billion of cumulative warehouse-based and other multi-year credit facilities over the same period.

The TPC Companies included in Schedule A hereto are wholly-owned or majority-owned subsidiaries of TriplePoint and, along with TriplePoint, are not required to register as investment companies under the 1940 Act.

II.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by the Regulated Funds and Affiliated Investors

1. Mechanics of the Co-Investment Program

As previously described, the BDC Adviser serves as the Company’s investment adviser. In this role, the BDC Adviser manages the day-to-day operations of, and provides investment advisory and management services to, the Company pursuant to the Investment Advisory Agreement. In order to fulfill its duties to the Company under the Investment Advisory Agreement, the BDC Adviser has entered into the Staffing Agreement pursuant to which TriplePoint makes its investment and portfolio management and monitoring teams available to the BDC Adviser. Under the Staffing Agreement, TriplePoint provides the BDC Adviser (and, consequently, the Company) with access to certain deal flow generated by TriplePoint in the ordinary course of its business (the “TPC Deal Flow”). Although TriplePoint will identify and recommend investments for one or more Affiliated Investors, including the TPC Proprietary Accounts, TriplePoint is obligated under the Staffing Agreement to allocate investment opportunities fairly and equitably over time in accordance with its allocation policy. As disclosed in the Company’s Registration Statements, it is important to note that the Company was formed to expand the venture growth segment of TriplePoint’s investment platform and is the primary vehicle through which TriplePoint focuses its venture growth stage business. Moreover, the BDC Adviser’s allocation policy indicates that as TriplePoint’s primary declared vehicle for effecting venture growth stage investments, the Company should be afforded right of first refusal for most venture growth investment opportunities. The allocation policy goes on to list circumstances under which venture growth investments may be allocated to Affiliated Investors other than the Company, for instance, when the Company lacks assets sufficient to participate in the opportunity. The BDC Adviser, subject to the supervision of the Company’s Board, will be responsible for determining if the Company will participate in any Potential Co-Investment Transactions generated by the TPC Deal Flow.

The BDC Adviser or a Future Controlled Adviser will serve as investment adviser to any Future Regulated Fund. It is anticipated that, with respect to the management of any Future Regulated Fund, the respective Adviser would also enter into a staffing agreement with TriplePoint pursuant to which TriplePoint would make its investment and portfolio management and monitoring teams available to such Adviser. Under such agreement, TriplePoint would provide the Adviser (and, consequently, the Future Regulated Fund) with access to the TPC Deal Flow. Although TriplePoint would identify and recommend investments for one or more Affiliated Investors, including the other Regulated Funds and the TPC Propreitary Accounts, TriplePoint is, and will be, obligated under the applicable staffing agreements (including the Staffing Agreement) to allocate investment opportunities fairly and equitably over time in accordance with its allocation policy.

It is anticipated that an Adviser and TriplePoint will periodically determine that certain investments such Adviser recommends for a Regulated Fund would also be appropriate investments for one or more other Regulated Funds and/or one or more Affiliated Investors. Such a determination may result in the Regulated Fund, on one hand, and one or more other Regulated Funds and/or one or more Affiliated Investors, on the other hand, co-investing in certain investment opportunities.

Opportunities for Potential Co-Investment Transactions may arise when advisory personnel of an Adviser or TriplePoint become aware of investment opportunities that may be appropriate for a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Investors. Following issuance of the requested Order, in such cases, the Advisers will be notified of such Potential Co-Investment Transactions, and such investment opportunities may result in Co-Investment Transactions. As described above, TriplePoint will provide each of the Advisers with access to the TPC Deal Flow, and each Adviser, under the ultimate supervision of the respective Regulated Fund’s Board, will be responsible for determining whether such Regulated Fund will participate in any Potential Co-Investment Transactions. For each such investment opportunity, the Adviser will independently analyze and evaluate the investment opportunity as to its appropriateness for its respective Regulated Fund(s) taking into consideration each Regulated Fund’s Objectives and Strategies (as defined below). In selecting investments for each Regulated Fund, the Advisers will also consider the investment policies, investment position, capital available for investment and other factors relevant to the respective Regulated Funds they advise. If an Adviser determines that the opportunity is appropriate for a Regulated Fund, and one or more other Regulated Funds and/or one or more Affiliated Investors may also participate, the Adviser will present the investment opportunity to the directors eligible to vote under Section 57(o) (the “Eligible Directors”) prior to the actual investment by the Regulated Fund. A Co-Investment Transaction will be consummated only upon approval by a required majority of the Eligible Directors within the meaning of Section 57(o) (“Required Majority”). No Independent Director approving a Co-Investment Transaction will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of the Regulated Fund.

The BDC Adviser has, and each Future Controlled Adviser will have, an investment committee through which the Advisers will carry out its obligation under condition 1 of this Application to make a determination as to the appropriateness of the Potential Co-Investment Transaction for the Regulated Funds (each, an “Adviser Investment Committee”).7 In the case of a Potential Co-Investment Transaction, each Adviser would apply its internal conflict of interest and allocation policies and procedures in determining the proposed allocation for a Regulated Fund consistent with the requirements of condition 2(a). We note that each Adviser, as a registered investment adviser, has developed, or will develop, a robust allocation process as part of its overall compliance policies and procedures. Each Adviser’s allocation process is, or will be, designed to allocate investment opportunities fairly and equitably among its clients over time. TriplePoint’s allocation process is similarly designed to allocate investment opportunities fairly and equitably over time. Although members of each Adviser’s senior investment team and the Adviser Investment Committee(s), in their roles at TriplePoint, may face conflicts in the allocation of Potential Co-Investment Transactions among a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Investors with similar or overlapping investment objectives and strategies, such

[7]	The composition, role and procedures of the Adviser Investment Committee of the BDC Adviser are described in the Company’s Registration Statements.

investment opportunities will be apportioned by the Adviser’s senior investment team in accordance with its internal conflict of interest and allocation policies, the requirements of the Advisers Act and the allocation policies and procedures TriplePoint is obligated to follow pursuant to the applicable staffing agreement (and with respect to the BDC Adviser and the Company, the Staffing Agreement). We note that the Company has adopted, and each Future Regulated Fund will adopt, its own allocation policies and procedures, which incorporate the respective Adviser’s allocation policies and procedures. Any Potential Co-Investment Transaction will be presented to the Adviser Investment Committee, whose members will weigh all relevant factors, both qualitative and quantitative, when making an investment decision. Each Potential Co-Investment Transaction will require the approval of the Adviser Investment Committee. Follow-on investments will require the Adviser Investment Committee’s approval beyond that obtained when the initial investment was made. If the Adviser Investment Committee approved the investment for a Regulated Fund, the investment and all relevant allocation information would then be presented to the Regulated Fund’s Board for its approval in accordance with the conditions of this Application. We believe the investment process between the Advisers and TriplePoint, prior to seeking approval from a Regulated Fund’s Board, is significant and provides for additional procedures and processes to ensure that the Regulated Fund is being treated fairly in respect of Potential Co-Investment Transactions. These procedures are in addition to, and not instead of, the procedures required under the conditions.

We acknowledge that some of the Affiliated Investors may not be funds advised by any Adviser because they are TPC Proprietary Accounts (i.e., a TPC Company investing in a principal capacity). We further acknowledge that with limited exceptions previously ordered exemptive applications seeking similar co-investment relief have been limited to co-investment transactions between a BDC and its affiliated funds only.8 We do not believe these TPC Proprietary Accounts should raise issues under the conditions of this Application because the Advisers’ and TriplePoint’s allocation policies and procedures provide, and in the case of a Future Controlled Adviser, will provide, that investment consistent with a Regulated Fund’s investment objective shall be offered to such Regulated Fund before they are offered to the other Regulated Funds and, subsequently, to TPC Proprietary Accounts. We do not believe that the participation of TPC Proprietary Accounts in the Co-Investment Program would raise any regulatory or mechanical concerns different from those discussed with respect to the Affiliated Investors that are clients. If the aggregate amount recommended by the Advisers to be invested by the Regulated Funds in a Potential Co-Investment Transaction were equal to or more than the amount of the investment opportunity, a TPC Proprietary Account would not participate in the investment opportunity. If the aggregate amount recommended by the Advisers to be invested by the Regulated Funds in a Potential Co-Investment Transaction were less than the amount of the investment opportunity, a TPC Proprietary Account would then have the opportunity to participate in the Potential Co-Investment Transaction in a principal capacity. The BDC Adviser and TriplePoint have implemented, and each Future Controlled Adviser will implement, robust allocation processes to ensure each Regulated Fund is treated fairly in respect of the allocation of Potential Co-Investment Transactions. Each Regulated Fund’s Board will be provided with all relevant information regarding the respective Adviser’s proposed allocations to the Regulated Fund and the Adviser’s, any other Adviser’s and TriplePoint’s proposed allocations to the other Regulated Funds and the Affiliated Investors, including TPC Proprietary Accounts, as contemplated by the conditions hereof. Therefore, we believe these allocation policies and procedures will ensure the Applicants’ ability to comply with the conditions with respect to the Regulated Funds and the Affiliated Investors.

To allow for an independent review of co-investment activities, each Regulated Fund’s Board will receive, on a quarterly basis, a record of all investments made by other Regulated Funds and the Affiliated Investors during the preceding quarter that: (1) were consistent with the Regulated Fund’s then current Objectives and Strategies, but (2) were not made available to the Regulated Fund. This record will include an explanation of why such investment opportunities were not offered to the Regulated Fund. Presently, the BDC Adviser’s allocation procedures generally prohibit the Company from participating in Potential Co-Investment Transactions.9 As a result, the BDC Adviser’s allocation system reports investments in which the Company would have been able to invest but for it not having

[8]	We note that the co-investment protocol to be followed by the Applicants here with respect to proprietary accounts is substantially similar to the protocol followed by Corporate Capital Trust, Inc. and its affiliates, for which an order for exemptive relief pursuant to Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 was granted on May 21, 2013. Corporate Capital Trust, et al. (File No. 812-13844) Release No. IC-30526 (May 21, 2013) (order), Release No. IC-30494 (April 25, 2013) (notice).
[9]	The BDC Adviser’s allocation procedures currently permit the Company to co-invest with Affiliated Investors in transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions. See note 4, supra.

been granted exemptive relief. If the relief sought by this Application is granted, the BDC Adviser will amend its allocation procedures to allow the Company to invest in Potential Co-Investment Transactions in accordance with the conditions hereof. The BDC Adviser’s allocation process is, and each Future Controlled Adviser’s allocation process will be, capable of tracking all of the information required by condition 4, which will be presented to the Board of each Regulated Fund on a regular basis.

With respect to the pro rata dispositions and follow-on investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or follow-on investment without obtaining prior approval of the Required Majority, if, among other things: (i) the proposed participation of each other Regulated Fund and/or Affiliated Investor and the Regulated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or follow-on investment, as the case may be; and (ii) the Regulated Fund’s Board has approved the Regulated Fund’s participation in pro rata dispositions and follow-on investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or follow-on investment will be submitted to the Regulated Fund’s Eligible Directors. The Regulated Fund’s Board may at any time rescind, suspend or qualify its approval of pro rata dispositions and follow-on investments with the result that all dispositions and/or follow-on investments must be submitted to the Eligible Directors.

A Regulated Fund’s investment in a Co-Investment Transaction would be on the same terms, conditions, price, class of securities, settlement date and registration rights as those applicable to the other Regulated Funds and/or Affiliated Investors.

2. Reasons for Co-Investing

The Applicants believe the Co-Investment Program will increase favorable investment opportunities for the Regulated Funds. However, the Co-Investment Program will be implemented only if it is approved by the Required Majority on the basis that it would be advantageous for the Regulated Funds to have the additional capital from the other Regulated Funds and Affiliated Investors available to meet the funding requirements of attractive investments in portfolio companies. A BDC that makes investments of the type contemplated by the Company typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure to a single investment. In addition, the Code imposes diversification requirements on companies, such as the Company, that seek certain favorable tax treatment under Subchapter M of the Code. Consequently, in some circumstances, the Company might not be able to commit to the entire amount of financing sought by a potential portfolio company. In such cases, the potential portfolio company is likely to reject an offer of funding from the Company due to the Company’s inability to commit the full amount of financing required.

In view of the foregoing, in cases where an Adviser identifies an investment opportunity that requires a capital commitment that exceeds a Regulated Fund’s legal or prudential limits, it must seek the participation of other entities with similar investment styles. The availability of the other Regulated Funds and the Affiliated Investors as investing partners of a Regulated Fund may thus alleviate that necessity in certain circumstances and allow such Regulated Fund to participate in larger financing commitments at levels that are appropriate, which would, in turn, be expected to increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Fund. Indeed, the Regulated Fund’s inability to co-invest with one or more other Regulated Funds or Affiliated Investors could potentially result in the loss of beneficial investment opportunities for the Regulated Fund and, in turn, adversely affect the Regulated Fund’s stockholders. For example, a Regulated Fund may lose some investment opportunities if its respective Adviser cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by such Adviser due to the Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which each Regulated Fund’s individual or aggregate investment limits prevent such Regulated Fund from participating in larger financial commitments, the Regulated Fund will likely be required to forego fewer suitable investment opportunities. With the assets of the other Regulated Funds and Affiliated Investors available for co-investment, there should be an increase in the number of opportunities accessible to the Regulated Fund.

The Adviser and the Board of the Company believe that it will be advantageous for the Company to co-invest with one or more Future Regulated Funds and/or Affiliated Investors and that such investments would be consistent with the Company’s Objectives and Strategies (as defined below).

Allowing for the types of transactions described in this Application will generate greater deal flow, broaden the market relationships of the Company and allow the Company to be more selective in choosing its investments so that the Company can pursue the most attractive risk-adjusted investments and optimize its portfolio. Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between the Company and its portfolio companies, all of which should create enhanced value for the Company and its stockholders.

The Adviser and the Board also believe that co-investment by the Company and the Future Regulated Funds and/or Affiliated Investors will afford the Company the ability to achieve greater diversification and, together with the Affiliated Investors, the opportunity to exercise greater influence on the portfolio companies in which the Company and the other Future Regulated Funds and/or Affiliated Investors co-invest.

B.	Applicable Law

1. Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC (or a company controlled by such BDC) is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC (or controlled company) on a basis less advantageous than that of the other participant. Because the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).10 Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC (or a company controlled by such BDC) is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted. In considering whether to grant an application under Rule 17d-1, the Commission will consider whether the participation by the BDC (or controlled company) in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

[10]	See Section 57(i) of the 1940 Act.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (D) any officer, director, partner, copartner, or employee of such other person.

C.	Need For Relief

Co-Investment Transactions could be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the other Regulated Funds and/or Affiliated Investors fall within the categories of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. Section 57(b) applies to any investment adviser to BDCs, including, with respect to each Regulated Fund, its respective Adviser. Thus, each Adviser and any Affiliated Investors that it may advise in the future could be deemed to be persons related to the Regulated Fund in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program. In addition, because the Affiliated Investors, including the TPC Proprietary Accounts, are under common control with the BDC Adviser and any Future Controlled Adviser and, therefore, are “affiliated persons” of the Advisers, any Affiliated Investor could be deemed to be a person related to the Regulated Funds in a manner described by Section 57(b) and also prohibited from participating in the Co-Investment Program.

D.	Requested Relief

Accordingly, the Applicants respectfully request an Order of the Commission pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1, to permit the Regulated Funds and Affiliated Investors to participate in the Co-Investment Program.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.11 Although the various precedents involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of the BDC investors than the ones described in this Application, the Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Corporate Capital Trust, Inc. and its affiliates, for which an order was granted on May 21, 2013.12

[11]	See Benefit Street Partners BDC, Inc., et al. (File No. 812-14126) Release No. IC-31686 (Jun. 23, 2015) (order), Release No. IC-31651 (May 27, 2015) (notice); TCW Direct Lending LLC, et al. (File No. 812-14382) Release No. IC-31649 (May 27, 2014) (order), Release No. IC-31589 (Apr. 30, 2015) (notice); Eagle Point Credit Company Inc., et al. (File No. 812-14330) Release No. IC-31507 (Mar. 17, 2015) (order), Release No. IC-31457 (Feb. 18, 2015) (notice); Garrison Capital Inc., et al. (File No. 812-14097) Release No. IC-31409 (Jan. 12, 2015) (order), Release No. IC-31373 (Dec. 15, 2014) (notice); TPG Specialty Lending, Inc., et al. (File No. 812-13980) Release No. IC-31379 (Dec. 16, 2014) (order), Release No. IC-31338 (Nov. 18, 2014) (notice); Monroe Capital Corporation, et al. (File No. 812-14028) Release No. IC-31286 (Oct. 15, 2014) (order), Release No. IC-31253 (Sept. 19, 2014) (notice); Fifth Street Finance Corp., et al. (File No. 812-14132) Release No. IC-31247 (Sept. 9, 2014) (order), Release No. IC-31212 (Aug. 14, 2014) (notice); Solar Capital Ltd., et al. (File No. 812-14195) Release No. IC-31187 (July 28, 2014) (order), Release No. IC-31143 (July 1, 2014) (notice); WhiteHorse Finance, Inc., et al. (File No. 812-14120) Release No. IC-31152 (July 8, 2014) (order), Release No. IC-31080 (June 12, 2014) (notice); PennantPark Investment Corp., et al. (File No. 812-14134) Release No. IC-31015 (April 15, 2014) (order), Release No. IC-30985 (March 19, 2014) (notice); HMS Income Fund, Inc., et al. (File No. 812-14016) Release No. IC-31016 (April 15, 2014) (order), Release No. IC-30984 (March 18, 2014) (notice); NF Investment Corp., et al. (812-14161) Release No. IC-30968 (Feb. 26, 2014) (order), Release No. IC-30900 (Jan. 31, 2014) (notice); Prospect Capital Corporation, et al. (File No. 812-14199) Release No. IC-30909 (Feb. 10, 2014) (order), Release No. IC-30855 (Jan. 13, 2014) (notice); Medley Capital Corporation, et al. (File No. 812-14020) Release No. IC-30807 (Nov. 25, 2013) (order), Release No. IC-30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et al. (File No. 812-14061) Release No. IC-30754 (Oct. 23, 2013) (order), Release No. IC-30739 (Sept. 30, 2013) (notice).
[12]	See note 6, supra

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs pursuant to Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment (except for certain dispositions or follow-on investments, as described in the conditions), together with other protective conditions set forth in this Application, will ensure that each Regulated Fund will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that principals of the BDC Adviser and TriplePoint would not be able to favor any Regulated Fund or the Affiliated Investors over other Regulated Funds through the allocation of investment opportunities among them. Because there may be many instances where attractive investment opportunity for a Regulated Fund will also be attractive investment opportunities for one or more other Regulated Funds and the Affiliated Investors, Applicants submit that the Co-Investment Program presents an attractive alternative to a scenario where a Regulated Fund must forego an attractive investment opportunity due to lack of funding capacity. The protocol envisioned would permit each Regulated Fund to choose to participate in the full extent of a Potential Co-Investment Transaction before the allocation of any portion of such Potential Co-Investment Transaction to any Affiliated Investors.13 This means that the Regulated Funds may, individually or collectively, choose to participate to the full extent of a Potential Co-Investment Transaction, with Affiliated Investors receiving no allocation of that opportunity, or may choose a lower amount of participation, with the remainder of the opportunity on the exact same terms and conditions only then being offered to Affiliated Investors. Each Regulated Fund would have the ability to engage in follow-on investments in a fair manner consistent with the protections of the other conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Further, the terms and conditions proposed herein will ensure that all such transactions are reasonable and fair to the Regulated Funds and the Affiliated Investors and do not involve overreaching by any person concerned, including the Advisers and TriplePoint. Applicants submit that each Regulated Fund’s participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

[13]	In the event that the aggregate amount to be invested by the Regulated Funds exceeds the amount of the investment opportunity, the amount proposed to be invested by each Regulated Fund will be allocated among them pro rata based on each Regulated Fund’s total capital available for investment up to the amount proposed to be invested by such Regulated Fund.

G.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time an Adviser or TriplePoint considers a Potential Co-Investment Transaction for an Affiliated Investor or another Regulated Fund that falls within the then-current Objectives and Strategies14 of a Regulated Fund, the Regulated Fund’s Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the then-current circumstances of such Regulated Fund.

2. a. If an Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser will then determine an appropriate level of investment for such Regulated Fund.

b. Each Regulated Fund has the right to participate in the Potential Co-Investment Transaction to the full extent its respective Adviser deems appropriate, and the participating Affiliated Investors will be allocated the remaining excess amount.

c. If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by each Regulated Fund, collectively, in the same transactions, exceeds the amount of the investment opportunity, the amount proposed to be invested by each Regulated Fund will be allocated among the Regulated Funds pro rata based on each Regulated Fund’s total capital available for investment up to the amount proposed to be invested in the Potential Co-Investment Transaction by each Regulated Fund. The Advisers will provide the Eligible Directors with information concerning each participating Regulated Fund’s total capital available for investment to assist the Eligible Directors with their review of the investments by each Regulated Fund for compliance with these allocation procedures.

d. After making the determinations required in conditions 1 and 2(a) above, the Advisers will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by the Regulated Funds and any Affiliated Investor, to the Eligible Directors for their consideration. Each Regulated Fund will co-invest with one or more Regulated Funds and any Affiliated Investor only if, prior to participating in the Potential Co-Investment Transaction, a Required Majority of its Eligible Directors concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of such Regulated Fund or its stockholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with:

(a) the interests of the stockholders of such Regulated Fund; and

(b) the then-current Objectives and Strategies of such Regulated Fund;

(iii) the investment by the other Regulated Funds and Affiliated Investors would not disadvantage such Regulated Fund, and participation by the Regulated Fund is not on a basis different from or less advantageous than that of any other Regulated Funds or Affiliated Investors; provided, that if an any party to the Co-Investment Transaction, but not such Regulated Fund, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer, or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit a Required Majority of the Eligible Directors from reaching the conclusions required by this condition 2(c)(iii), if:

(a) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; and

[14]	“Objectives and Strategies” of each Regulated Fund means the investment objective(s) and strategies, as described in the Regulated Fund’s then-effective registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the 1933 Act or under the 1934 Act and the Regulated Fund’s reports to stockholders.

(b) the Adviser (to the other Regulated Fund or Affiliated Investor that gained the right to nominate a director or board observer) agrees to, and does, provide periodic reports to such Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(c) any fees or other compensation that any party to the Co-Investment Transaction or any affiliated person of any party to the Co-Investment Transaction receives in connection with the right to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Investors (who may, in turn, share their portion with their affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv) the proposed investment by such Regulated Fund will not benefit any Adviser, any Regulated Fund, any Affiliated Investors or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted under Sections 17(e) and 57(k) of the 1940 Act, as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(c), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3. Each Regulated Fund will have the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The Advisers will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by the Regulated Funds and the Affiliated Investors during the preceding quarter that fell within the then-current Objectives and Strategies of such Regulated Fund that were not made available to such Regulated Fund, and an explanation of why the investment opportunities were not offered to such Regulated Fund. All information presented to the Board of each Regulated Fund pursuant to this condition will be kept for the respective life of such Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for follow-on investments made in accordance with condition 8, a Regulated Fund will not invest in reliance on the Order in any issuer in which any Regulated Fund, Affiliated Investor or any affiliated person of the Regulated Funds or Affiliated Investors is an existing investor.

6. The Regulated Funds will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund as for each participating Affiliated Investor. The grant to a participant in a Co-Investment Transaction of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(a), (b) and (c) are met.

7. a. If any Regulated Fund or Affiliated Investor elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Adviser will:

(i) notify each Regulated Fund of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Regulated Fund in the disposition.

b. Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Investors.

c. Each Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each participating Regulated Fund and Affiliated Investor in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of each Regulated Fund has approved as being in the best interests of the such Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of each Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, each Adviser will provide its written recommendation as to the applicable Regulated Fund’s participation to the Eligible Directors, and each Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the best interests of such Regulated Fund.

d. Each participating Regulated Fund and Affiliated Investor will bear its own expenses in connection with the disposition.

8. a. If any Regulated Fund or Affiliated Investor desires to make a “follow-on investment” (i.e., an additional investment in the same entity, including through the exercise of warrants or other rights to purchase securities of the issuer) in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Adviser will:

(i) notify each Regulated Fund of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by each Regulated Fund.

b. Each Regulated Fund may participate in such follow-on investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each participating Regulated Fund and each participating Affiliated Investor in such investment is proportionate to its outstanding investments in the issuer immediately preceding the follow-on investment; (ii) the Board of each Regulated Fund has approved as being in the best interests of such Regulated Fund the ability to participate in follow-on investments on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of each Regulated Fund is provided on a quarterly basis with a list of all follow-on investments made in accordance with this condition. In all other cases, the each Adviser will provide its written recommendation as to the applicable Regulated Fund’s participation to the Eligible Directors, and each Regulated Fund will participate in such follow-on investment solely to the extent that a Required Majority determines that it is in the best interests of such Regulated Fund.

c. If, with respect to any follow-on investment:

(i) the amount of a follow-on investment opportunity is not based on the participating Regulated Funds’ and the participating Affiliated Investors’ outstanding investments immediately preceding the follow-on investment; and

(ii) the aggregate amount recommended by each Adviser to be invested by the applicable Regulated Fund in the follow-on investment, together with the amount proposed to be invested by the participating Regulated Funds and participating Affiliated Investors, collectively, in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on the ratio of each Regulated Fund’s capital available for investment in the asset class being allocated, on the one hand, and the other Regulated Funds’ and Affiliated Investors’ capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all parties involved in the investment opportunity, up to the amount proposed to be invested by each.

d. The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9. The Independent Directors will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the other Regulated Funds and Affiliated Investors that each Regulated Fund considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that a Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for each Regulated Fund of participating in new and existing Co-Investment Transactions.

10. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by a Required Majority of the Eligible Directors under Section 57(f).

11. No Independent Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any Affiliated Investor.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Advisers under their respective investment advisory agreements with the Regulated Funds and, as applicable, the Affiliated Investors or TriplePoint on behalf of the Affiliated Investors, be shared by the Regulated Funds and the Affiliated Investors in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and the participating Affiliated Investors on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and the participating Affiliated Investors based on the amount they invest in the Co-Investment Transaction. None of the Advisers, the Affiliated Investors nor any affiliated person of any Regulated Fund will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the participating Regulated Funds and the participating Affiliated Investors, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(c) and (b) in the case of the Advisers, investment advisory fees paid in accordance with their respective investment advisory agreements with the Regulated Funds and, as applicable, the Affiliated Investors or TriplePoint on behalf of the Affiliated Investors).

14. The TPC Proprietary Accounts will not be permitted to invest in a Potential Co-Investment Transaction except to the extent the demand from the Regulated Funds and the other Affiliated Investors is less than the total investment opportunity.

15. The Advisers and TriplePoint will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that each Adviser will be notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies of the Regulated Funds and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

James P. Labe

Sajal K. Srivastava

TriplePoint Venture Growth BDC Corp.

2755 Sand Hill Road, Suite 150, Menlo Park, California 94025

(650) 854-2090

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Clifford R. Cone, Esq.

Andrew S. Epstein, Esq.

Leonard B. Mackey, Jr., Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

(212) 878-8000

B.	Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Company’s Board pursuant to resolutions duly adopted unanimously by the Board on April 28, 2015 (attached hereto as Exhibit A). In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Applicants (other than the Company) being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

Applicants have caused this Application to be duly signed on their behalf on the 26th day of June, 2015.

TRIPLEPOINT VENTURE GROWTH BDC CORP.

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TPVG VARIABLE FUNDING COMPANY LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TPVG INVESTMENT LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TPVG ADVISERS LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TRIPLEPOINT CAPITAL LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TPC CREDIT PARTNERS 1 LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TPC CREDIT PARTNERS 2 LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TPC CREDIT PARTNERS 3 LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TRIPLEPOINT FUNDING COMPANY LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TRIPLEPOINT FUNDING COMPANY II LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TRIPLEPOINT FUNDING COMPANY III LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TRIPLEPOINT FUNDING COMPANY IV LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TRIPLEPOINT FUNDING COMPANY V LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TRIPLEPOINT VENTURES LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TRIPLEPOINT VENTURES 2 LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TRIPLEPOINT VENTURES 3 LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TRIPLEPOINT VENTURES 4 LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TPC GLOBAL CREDIT PARTNERS 1 LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated June 26, 2015, for and on behalf of TriplePoint Venture Growth BDC Corp., TPVG Variable Funding Company LLC, TPVG Investment LLC, TPVG Advisers LLC, TriplePoint Capital LLC, TPC Credit Partners 1 LLC, TPC Credit Partners 2 LLC, TPC Credit Partners 3 LLC, TriplePoint Funding Company LLC, TriplePoint Funding Company II LLC, TriplePoint Funding Company III LLC, TriplePoint Funding Company IV LLC, TriplePoint Funding Company V LLC, TriplePoint Ventures LLC, TriplePoint Ventures 2 LLC, TriplePoint Ventures 3 LLC, TriplePoint Ventures 4 LLC and TPC Global Credit Partners 1 LLC, that he is authorized to execute this sworn statement of each such entity and that all action by officers, directors, and other bodies necessary to authorize each such deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TRIPLEPOINT VENTURE GROWTH BDC CORP.

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TPVG VARIABLE FUNDING COMPANY LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TPVG INVESTMENT LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TPVG ADVISERS LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TRIPLEPOINT CAPITAL LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TPC CREDIT PARTNERS 1 LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TPC CREDIT PARTNERS 2 LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TPC CREDIT PARTNERS 3 LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TRIPLEPOINT FUNDING COMPANY LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TRIPLEPOINT FUNDING COMPANY II LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TRIPLEPOINT FUNDING COMPANY III LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TRIPLEPOINT FUNDING COMPANY IV LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TRIPLEPOINT FUNDING COMPANY V LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TRIPLEPOINT VENTURES LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TRIPLEPOINT VENTURES 2 LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TRIPLEPOINT VENTURES 3 LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TRIPLEPOINT VENTURES 4 LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

TPC GLOBAL CREDIT PARTNERS 1 LLC

By:	/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

SCHEDULE A

TPC Companies

TRIPLEPOINT CAPITAL LLC

TPC SUB HOLDCO LLC

TPC CREDIT PARTNERS 1 LLC

TPC CREDIT PARTNERS 2 LLC

TPC CREDIT PARTNERS 3 LLC

TRIPLEPOINT FUNDING COMPANY LLC

TRIPLEPOINT FUNDING COMPANY II LLC

TRIPLEPOINT FUNDING COMPANY III LLC

TRIPLEPOINT FUNDING COMPANY IV LLC

TRIPLEPOINT FUNDING COMPANY V LLC

TRIPLEPOINT VENTURES LLC

TRIPLEPOINT VENTURES 2 LLC

TRIPLEPOINT VENTURES 3 LLC

TRIPLEPOINT VENTURES 4 LLC

TPC GLOBAL CREDIT PARTNERS 1 LLC

Existing Affiliated Investors

TPC SUB HOLDCO LLC

TPC CREDIT PARTNERS 1 LLC

TPC CREDIT PARTNERS 2 LLC

TPC CREDIT PARTNERS 3 LLC

TRIPLEPOINT FUNDING COMPANY LLC

TRIPLEPOINT FUNDING COMPANY II LLC

TRIPLEPOINT FUNDING COMPANY III LLC

TRIPLEPOINT FUNDING COMPANY IV LLC

TRIPLEPOINT FUNDING COMPANY V LLC

TRIPLEPOINT VENTURES LLC

TRIPLEPOINT VENTURES 2 LLC

TRIPLEPOINT VENTURES 3 LLC

TRIPLEPOINT VENTURES 4 LLC

TPC GLOBAL CREDIT PARTNERS 1 LLC

Schedule A-1

EXHIBIT A

Resolutions of Board of Directors of

TriplePoint Venture Growth BDC Corp.

WHEREAS, the Board deems it advisable and in the best interest of TriplePoint Venture Growth BDC Corp. (the “Company”) to file with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Company be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions;

RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such officers shall deem necessary or desirable in order for the Company to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

(Adopted by Unanimous Approval of the Board of Directors at the April 28, 2015 meeting)

Exhibit A-1